Vizsla Drills 18.15 Metres of 457 G/T Silver
Equivalent in New Zone Along Corden Del Oro
Vein at Panuco, Mexico

(VZLA-TSX-V)

VANCOUVER, BC, Nov. 25, 2020 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide the first results from the Aguita Zarca prospect on the Corden del Oro Vein at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. These results are from the first drillhole testing a series of closely spaced veins in a new target area with oxidised mineralization almost from surface.

Drilling Highlights

CO-20-13

        457 g/t silver equivalent (117.9 g/t silver and 3.71 g/t gold) over 18.15 m downhole width from 60.15 m including,
        1,208 g/t silver equivalent (243.8 g/t silver and 10.49 g/t gold) over 5.95 m downhole width from 61.55 m

Note: All numbers are rounded and widths represent downhole lengths. True width is estimated at 67% of the downhole length. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. For silver-equivalent calculations, metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project.

Vizsla President and CEO, Michael Konnert, commented: "Drilling such a broad zone of veining at the Aguita Zarca prospect is another significant step forward for the Panuco project. This new zone is located over 5km east of our initial discovery at Napoleon and is located on the Cordon del Oro vein corridor, which has never been drilled before. The Aquita Zarca zone has significant size potential with a 400m strike length with surface mineralization and multiple closely spaced veins. 2020 has been an incredibly successful year and the Company continues to aggressively unlock the potential of Panuco. This is a clear demonstration of the upside that drilling can unlock at the underexplored Panuco district. Vizsla is drilling with five rigs across the district and is funded for an even more aggressive 2021."

Aguita Zarca Drilling Detail

The Aguita Zarca prospect was defined in the middle of this year with detailed field mapping and surface sampling along the Cordon del Oro vein corridor. The prospect is only 1,300 m to the west southwest of the El Coco Mill and San Carlos mine but occurs at a 160 metre higher elevation. It occurs along the Cordon del Oro trend that has wide veins over long distances and the Company believes represents a less eroded version of the adjacent Animas vein corridor. The trend has never previously been drilled and contains multiple small-scale workings.

Figure 1: Plan view of the Aguita Zarca prospect with drill hole locations labelled, mapped geology and surface sampling locations (CNW Group/Vizsla Resources Corp.)

Mineralization has been sampled at surface over 400 meters of strike and contains a continuous chip channel intercept of 18.85 metres grading 197g/t silver equivalent above the drill hole that is open in both directions. The target is particularly interesting as it occurs at a major bend in the Corden del Oro corridor where multiple veins are splitting off the main structure into a wide corridor of veining. Further the slightly higher-level textures observed in the veins, gold rich nature of mineralisation and higher elevation relative to the Animas vein suggests the main mineralized zones may exist at depth beneath the current drilling.

Hole CO-20-13 targeted the Aguita Zarca vein and drilled through mine workings on the main vein from 21-25.5 metres downhole, then through a wide corridor of variably intense veining known as the Pinito vein and finally across the Aguita Zarca vein at depth.

Follow-up holes were drilled to the east and west from the same pad and then the drill rig has moved to drill from the hanging wall back into the footwall of the main vein. These holes have intersected similar veins and alteration to hole CO-20-13. The Company is preparing drill pads to allow for more significant step out holes to the southeast and northwest.

Holes CO-20-08 to CO-20-12 were completed in the Mojocuan area and reported no significant intersections.

Figure 2: Cross section of CO-20-13 and CO-20-24 (CNW Group/Vizsla Resources Corp.)

The Cordon del Oro structure is a major NW trending fault zone that dips steeply to moderately to the NE and makes up the west side of the Animas - Refugio graben. The fault has been mapped along strike for over 10 km and varies in width from some 8 to 40 m wide. Various pulses of quartz veins have been deposited within the fault zone and some of these have been brecciated by later movement along the fault. In addition to the main veins within the plane of the fault, there are a number of hanging wall splays - such as the Aguita Zarca vein - and horsetail splays - such as the Pintos zone of veining, where there are bends in the main trend.

The veins are mainly white to locally grey quartz with a massive texture to locally banded, that are usually hosted in a rhyolite tuff which in some areas is just above the contact with a granodiorite intrusive. The veins are often white to grey quartz supporting brecciated clasts of rhyolite and having variable amounts of disseminated pyrite with lesser amounts of sphalerite or galena. In the area of CO-20-13, most of the sulphide has been oxidized leaving moderate to strong hematite along with variable amounts of manganese.

Table of Aguita Zarca drill hole intersections and M29 channel intersection

Drillhole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Silver Equivalent (g/t)	Silver Equivalent Top Cut (g/t)	Comment
CO-20-13	9.7	79.0	69.3	1.04	47.3	141.3	98.3
Incl.	60.15	78.3	18.15	3.71	117.9	457.0	293.0
Incl.	61.55	67.5	5.95	10.49	243.8	1,207.7	707.3
M29	0	18.85	18.85	0.49	160.8	197.3	197.3	Channel Sample. Open in both dirn's.
Incl.	8.35	16.4	8.05	0.88	310.8	374.3	374.3

Table 1: Drilling and surface channel intersections from Aguita Zarca. True widths are estimated at 67% of downhole lengths and 81% of channel sample lengths. Due to the oxide nature of mineralization a topcut silver equivalent has been presented to limit the effect of remobilized gold. The topcut limits any gold samples above 30 g/t to this number.

Note: All numbers are rounded and widths represent downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. For silver-equivalent calculations, metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Aguita Zarca	CO-20-13	408,424	2,587,879	259	-40	47	258.6

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

About the Panuco project

Vizsla has an option to acquire 100% of the recently consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Engagement

The Company has issued 5,953 Common Shares to Kelly Cross at a deemed price of CD$1.43 per share pursuant to the Prospecting Agreement entered into on August 28, 2020 announced in the news releases on October 28, 2020.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

c View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/November2020/25/c2660.html

%SEDAR: 00045314E

For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 06:30e 25-NOV-20